BEST Inc.

c/o 2nd Floor, Block A, Huaxing Modern Industry Park

No. 18 Tangmiao Road, Xihu District, Hangzhou

Zhejiang Province 310013

People’s Republic of China

June 28, 2019

VIA EDGAR

Ms. Theresa Brillant

Mr. Doug Jones

Office of Transportation and Leisure

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BEST Inc.
Form 20-F for the Fiscal Year Ended December 31, 2018
Filed April 11, 2019
File No. 001-38198

Dear Ms. Brillant and Mr. Jones:

BEST Inc. (the “Company”) confirms receipt of the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated June 25, 2019 (the “Comment Letter”), containing the Staff’s comments on the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2018.  Due to the additional time required to address some of the issues in responding to the comments, the Company respectfully requests an extension of the deadline for its responses.  The Company expects to provide its responses to the Comment Letter no later than July 24, 2019.

If you have any questions, please contact the Company’s U.S. counsel, Mr. Chris K.H. Lin of Simpson Thacher & Bartlett LLP, by phone at +852 2514-7650 (office) or +852 9198-4235 (cell) or by email at clin@stblaw.com.

Sincerely,

/s/ Shao-Ning Johnny Chou
Shao-Ning Johnny Chou
Chairman and Chief Executive Officer

cc:	Chris K.H. Lin, Esq.
Simpson Thacher & Bartlett LLP